EXHIBIT 99.1

FreeSeas Inc. Announces Date for Release of Third Quarter 2008 Financial Results

Conference Call: Thursday, November 13, 2008 At 8:00 a.m. Eastern

PIRAEUS, Greece, Nov. 7, 2008 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company") will report earnings for the third quarter ended September 30, 2008 on Thursday, November 13, 2008.

That morning, at 8:00 a.m. Eastern, the Company will host a conference call to review the results as well as management's outlook for the business. The call, which will be hosted by FreeSeas' management, may contain information beyond what is included in the earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 approximately five minutes prior to the starting time. The Conference ID is 7249-2444.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 7249-2444.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=52848 . The online archive of the broadcast will be available within one hour of the live call at the same web address and will remain available for one month.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          CJP Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com